Exhibit 99.1

ICON Reports Third Quarter 2014 and Increases Earnings Guidance

Highlights – Third Quarter Fiscal 2014

  Net revenue increased 14.1% year on year to $388 million.
  Income from operations was $59.4 million or 15.3% of revenue.
  Earnings per share were 79 cents.
  Gross business wins were $504 million, representing a gross book to bill of 1.3. Net business wins were $468 million, representing a net book to bill of 1.21.
  Earnings guidance increased from a range of $2.62 - $2.68 to a range of $2.74 - $2.79 and revenue guidance updated to a range of $1,495 million - $1,515 million.

DUBLIN--(BUSINESS WIRE)--October 22, 2014--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2014.

Net revenue grew 14.1% year on year to $388 million from $339.8 million in Q3 2013.

Income from operations, was $59.4 million or 15.3% of revenue, compared to $33.2 million or 9.8% for the same quarter last year.

Net income, was $50.3 million or 79 cents per share on a diluted basis, compared with $27.8 million or 45 cents per share for the same quarter last year.

Year to date net revenues for 2014 increased 12.4% to $1,113 million from $991 million in 2013.

Year to date income from operations was $150.7 million or 13.5% of revenue, compared with income from operations, excluding restructuring charges, of $91.5 million or 9.2% of revenue in the previous year.

Year to date net income for 2014 was $127.3 million or $2.01 per share on a diluted basis, compared with net income, excluding restructuring charge, of $76.5 million or $1.23 per share on a diluted basis last year.

Guidance for the full year 2014 has been updated, with EPS guidance increased from a range of $2.62 - $2.68 to a range of $2.74 - $2.79 and revenue guidance, updated for fx, from a range of $1,490 million - $1,530 to a range of $1,495 million - $1,515 million.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 38 days at September 30, 2014, compared with 40 days at the end of June 2014.

For the quarter ended September 30, 2014, cash generated from operating activities was $111 million and capital expenditure was $9.6 million. In addition we completed $33m of share repurchases during the quarter. Consequently the company’s net cash amounted to $249 million at September 30, 2014, compared to net cash of $175 million at June 30, 2014.

CEO Ciaran Murray commented, “Quarter three represented further progress in the execution of our strategic plan. Net new business wins in the quarter of $468m delivered a book to bill of 1.21. We further expanded our gross and operating margins which reached 40.7% and 15.3% respectively and as a result earnings per share increased 76% year over year to 79c. Consequently we are increasing our full year EPS guidance from a range of $2.62 - $2.68 to a range of $2.74 - $2.79. In addition, given the recent strength of the dollar against the euro we are updating our revenue guidance from a range of $1.490 billion-$1.530 billion to a range of $1.495 billion - $1.515 billion.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its third quarter conference call today, October 22, 2014 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 83 locations in 38 countries and has approximately 10,700 employees. Further information is available at www.iconplc.com.

ICON plc

Consolidated Income Statements (Unaudited)

(Before restructuring and other items)

Three and Nine Months ended September 30, 2014 and September 30, 2013

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Revenue:
Gross revenue	$519,127	$445,598	$1,502,075	$1,334,283
Reimbursable expenses	(131,538)	(105,788)	(388,832)	(343,465)

Net revenue	387,589	339,810	1,113,243	990,818

Costs and expenses:
Direct costs	229,963	213,666	673,291	630,258
Selling, general and administrative expense	84,466	81,408	251,036	234,520
Depreciation and amortization	13,737	11,575	38,207	34,551

Total costs and expenses	328,166	306,649	962,534	899,329

Income from operations	59,423	33,161	150,709	91,489

Net interest expense	109	(56)	162	(341)

Income before provision for income taxes	59,532	33,105	150,871	91,148

Provision for income taxes	(9,216)	(5,297)	(23,577)	(14,633)

Net income	$50,316	$27,808	$127,294	$76,515

Net income per Ordinary Share:

Basic	$0.81	$0.46	$2.06	$1.26

Diluted	$0.79	$0.45	$2.01	$1.23

Weighted average number of Ordinary Shares outstanding:

Basic	61,878,429	61,069,260	61,863,332	60,732,605

Diluted	63,442,607	62,473,645	63,434,260	61,977,026

ICON plc Consolidated Income Statements (Unaudited) (US GAAP) Three and Nine Months ended September 30, 2014 and September 30, 2013 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Revenue:
Gross revenue	$519,127	$445,598	$1,502,075	$1,334,283
Reimbursable expenses	(131,538)	(105,788)	(388,832)	(343,465)

Net revenue	387,589	339,810	1,113,243	990,818

Costs and expenses:
Direct costs	229,963	213,666	673,291	630,258
Selling, general and administrative expense	84,466	81,408	251,036	234,520
Depreciation and amortization	13,737	11,575	38,207	34,551
Restructuring and other items	-	-	-	9,033

Total costs and expenses	328,166	306,649	962,534	908,362

Income from operations	59,423	33,161	150,709	82,456

Net interest expense	109	(56)	162	(341)

Income before provision for income taxes	59,532	33,105	150,871	82,115
Provision for income taxes	(9,216)	(5,297)	(23,577)	(12,783)

Net income	$50,316	$27,808	$127,294	$69,332

Net income per Ordinary Share:

Basic	$0.81	$0.46	$2.06	$1.14

Diluted	$0.79	$0.45	$2.01	$1.12

Weighted average number of Ordinary Shares outstanding:

Basic	61,878,429	61,069,260	61,863,332	60,732,605

Diluted	63,442,607	62,473,645	63,434,260	61,977,026

ICON plc Summary Balance Sheet Data September 30, 2014 and June 30, 2014 (Dollars, in thousands)

	September 30,	June 30,
	2014	2014
	(Unaudited)	(Unaudited)

Net cash	248,612	175,372

Accounts receivable	372,953	382,924
Unbilled revenue	140,429	139,739
Payments on account	(294,063)	(290,754)
Total	219,319	231,909

Working Capital	323,727	295,511

Total Assets	1,572,726	1,525,740

Shareholder's Equity	1,011,158	998,333

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 –1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353 –1-291-2000
EVP Investor Relations and Corporate Development
http://www.iconplc.com